SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 8, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___ No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Buenos Aires, November 8, 2007

To:
Bolsa de Comercio de Buenos Aires

Re.: Sect. 63 Quotation Rules and Regulations

Dear Sirs,

In compliance with the provisions set forth in Section 63 of the rules and regulations in force, we furnish the following information in connection with the quarterly balance sheet for the period ended September 30, 2007:

		Expressed in AR$

1)	Income of the Period - Earnings
	Ordinary - Earnings	326,525
	Special	0
	Total	326,525

2)	Shareholders’ Equity
	Capital Stock	683,943
	Premium on share issue	394,500
	Shareholders’ Equity adjustments	4,511
	Legal reserve	382,705
	Special reserve for subordinated debt instrument	9,953
	Optional reserve	211
	Retained Income - Earnings	1,063,087
	Total Shareholders’ Equity	2,538,910

Note that Banco Macro continues to value its entire public securities portfolio at market value and does not choose to change its valuation method as provided for in Communications “A” 4698 and 4702 issued by the BCRA.

The Notes to the Financial Statements include a detailed description of the effect caused by the application of Law No. 25561, the Decrees of the Argentine Executive Power, the Resolutions issued by the Ministry of Economy and the Communications issued by the Central Bank of the Republic of Argentina.

In the chart below we provide information on the number of Class A and Class B shares owned by the controlling group:

Shareholders	Class A Shares	Class B Shares	Capital Stock	Percentage
Controlling Group	10,469,149	232,430,694	242,899,843	35.51
Others	766,521	440,277,073	441,043,594	64.49
Total	11,235,670	672,707,767	683,943,437	100.00

The controlling group neither owns debt securities convertible into shares nor any options to purchase shares of the company.

The controlling group is formed by Messrs. Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo and Juan Pablo Brito Devoto. Mr. Brito is domiciled at Sarmiento 735, Capital Federal and Messrs. Carballo and Brito Devoto are domiciled at Sarmiento 447, Capital Federal.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 8, 2007

MACRO BANK INC.

By:	/s/ Roberto Eilbaum
Name: Roberto Eilbaum Title: Attorney-in-fact